CONFIDENTIAL TREATMENT

[OMNIVISION TECHNOLOGIES, INC. LETTERHEAD]

VIA EDGAR AND OVERNIGHT DELIVERY

April 21, 2008

United States Securities and Exchange Commission

Mail Stop 6010

100 F Street N.E.

Washington, DC 20549

Attention: Kaitlin Tillan, Assistant Chief Accountant

Dear Ms. Tillan:

OmniVision Technologies Inc. – Annual Report on Form 10-K

for the fiscal year ended April 30, 2007 – Filed June 29, 2007 – File No. 000-29939

We write in response to the further comments from the staff of the Securities and Exchange commission (the “Staff”) received by facsimile dated March 21, 2008 relating to the Annual Report on Form 10-K filed by OmniVision Technologies Inc. (the “Company”) for the Company’s fiscal year ended April 30, 2007 (the “Form 10-K”) and to our letter of March 13, 2008.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

* * * * * * * *

Note 1 – Basis of Presentation, page 61

Revenue Recognition – Page 65

1.                                      In addition to the revisions proposed in your response to our prior comment 1, please revise the note in future filings to disclose the significant terms of your sales arrangement with distributors, including the return and protection rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins.  Tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

[***]     Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

In response to the Staff’s comments, we propose to further expand our disclosure in the relevant paragraphs in future filings, to read as follows:

Revenue Recognition

For shipment of products sold to distributors under agreements allowing for returns or credits, title and the risk of ownership to the products transfer to the distributor upon shipment, and the distributor is obligated to pay for the products whether or not the distributor has sold them at the time payment is due. Under the terms of the Company’s agreements with such distributors and subject to the Company’s prior approval, distributors are entitled to reclaim from the Company as price adjustments the difference, if any, between the prices at which the Company sold the product to the distributors and the prices at which the product is subsequently sold by the distributor. In addition, distributors have limited rights to return inventory that they determine is in excess of their requirements, and accordingly, in determining the appropriate level of allowances for excess and obsolete inventory, the Company takes into account the inventories held by its distributors. For these reasons, prices and revenues are not fixed or determinable until the distributor resells the products to the Company’s end-user customers and the distributor notifies the Company in writing of the details of such sales transactions. Accordingly, the Company recognizes revenue using the “sell-through” method. Under the “sell-through” method, the Company defers the revenue, adjustments to revenue and the related costs of revenue until the final resale of such products to end customers. The amounts billed to these distributors and adjustments to revenue and the cost of inventory shipped to, but not yet sold by, the distributors are shown net on the Consolidated Balance Sheets as “Deferred revenues, less costs of revenue.”

We supplementally advise the Staff that the return rights we grant to distributors permit each distributor to exchange up to an amount not exceeding [***] percent of the net total dollar purchases of slow-moving inventory of the products, as reasonably identified by the Company’s distributor. In practice, this right is rarely if ever exercised. Distributors also have the right to exchange products which are found to be defective. We believe that the precise terms of these return rights represent commercially sensitive information which, however, is not material, and accordingly, we do not propose to disclose them.

We further advise the staff that we believe that the allowance we record to account for potentially excess and obsolete inventory and to ensure that inventory held by us or by a distributor is carried at the lesser of cost or market renders moot the question of “whether any of [the] arrangements with distributors would allow or require you to grant price concessions below the cost of the product.” We believe that we can more effectively address this concern by adding the following additional sentence to the notes to our consolidated financial statements under the sub-heading “Inventories” under Note 2 — “Summary of Significant Accounting Policies” following the sentence ending with “…generally 12 months.”:

Where necessary, these allowances take into account the inventories owned and not yet sold by certain of the Company’s distributors.

[***]     Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

We also note that, [***]. Once again, however, we believe that precisely describing how we do business with our distributors is commercially sensitive information that is not material to any investor’s understanding of the Company. In general, our arrangements with distributors allow, but do not require, us to grant price concessions below the cost of the product.

2.                                 Consistent with your response to our prior comment 1, please revise the note to disclose your policies for testing and accounting for the impairment of the deferred cost of sale amounts or, as you indicated, the inventory still held by distributors which may be returned to you or for which you might grant a price concession below cost.

As indicated in our answer to comment 1 above, we propose to address this comment by adding language to our Summary of Significant Accounting Policies under the sub-heading “Inventories.”

3.                                 We note your response to prior comment 1. In light of the fact that you are unable to estimate the credits you issue under the price protection provisions and, therefore, an unknown portion of the amount recorded as “deferred income” will never be recognized as revenue, please tell us how you concluded that “deferred income” is an appropriate title for the liability account.  We note that Regulation S-X calls for financial statement caption titles that the significance and the character of the items being presented.  Please tell us, for example, whether you considered a title for the account such as “customer deposit, net of deferred inventory costs” or other such titles that better depict the nature of the liability.

As indicated in our answer to comment 1 above we propose to change the line item title on our Consolidated Balance Sheet to “Deferred revenues, less costs of revenue.” We believe that characterizing the liability as a customer deposit does not properly reflect the fact that the distributor purchases and pays for the inventory in its possession.

4.                                 Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred income caption of your balance sheets as of April 30, 2007 and January 31, 2008.  In addition, as we note that impairments of the deferred costs and price protection credits are reasonably likely to have a material impact on your results of operations, liquidity, or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period.  Further, please discuss any trends noted over the reported periods.

[***]     Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

The amounts of gross deferred revenue and gross deferred costs of revenues for the relevant dates were as follows (in thousands):

	January 31,		April 30,
	2008		2007

Deferred gross revenues	$ [***	]	$ [***	]
Deferred costs of revenues	[***	]	[***	]
Deferred income	$ [***	]	$ [***	]

In response to your comment regarding the materiality of these items to our results of operations, liquidity or capital resources, we note also that the impact of this item for any reported period is the net difference between the balance at the beginning and end of the period in question, and, as set forth in the table below, for the most recent reported periods, this impact has been small (dollars in thousands):

	Three Months Ended	Nine Months Ended
	January 31, 2008
Net change in deferred income	$3,514	$1,338

Total liabilities at period-end	$220,386	$220,386

Net change in deferred income as a percent of total liabilities	1.6%	0.6%

We note that as of January 31, 2008 and April 30, 2007, our working capital totaled approximately $470.6 million and $357.0 million, respectively. We further note that as of January 31, 2008, we held approximately $275.5 million in cash and cash equivalents and approximately $87.8 million in short-term investments. As of April 30, 2007, we held approximately $190.9 million in cash and cash equivalents and approximately $114.4 million in short-term investments. In light of these amounts, it is highly unlikely that the impact of changes in the amounts related to our arrangements with our distributors would be “reasonably likely to have a material impact on [y]our …… liquidity, or capital resources.” If the underlying facts were to change significantly, we would address the impacts, if material, in the MD&A section of our filings.

Although you did not specifically request us to do so in your correspondence dated March 21, 2008, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
(ii)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

[***]	Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

If you have any questions or further comments on the matters discussed, please contact me at (408) 542-3188. Alternatively, you may contact my colleague Anson Chan, Vice President of Finance, at (408) 542-3139.

Sincerely,

PETER V. LEIGH

Chief Financial Officer

[***]	Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.